June 18, 2009

VIA FACSIMILE AND U.S. MAIL
Mail Stop 4720

Mr. Andrew S. Lerner
Chief Executive Officer and Director
Inter-Atlantic Financial, Inc.
400 Madison Ave.
New York, NY 10017

> **Re: Inter-Atlantic Financial, Inc.**
> **Preliminary Proxy Statement Filed on Schedule 14A**
> **Filed on May 22, 2009**
> **File No.: 001-33721**

Dear Mr. Lerner:

    We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

General

1.   Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of the company.

2.   Please revise your document so that the page numbers appear in sequence, and do not restart at "Forward-Looking Statements."

3.   We note that the target company, Patriot Risk Management, Inc., filed a
        registration statement on Form S-1 on May 13, 2008 that has not yet gone
        effective. Additionally, we note your statement on page 135 that Patriot's IPO
        was "delayed." Please tell us what Patriot's plans are with respect to its
        registration statement. If Patriot does not plan on withdrawing the registration
        statement, please expand your filing to discuss Patriot's registration statement and
        to what extent you plan to use it.

4.   Please file your Form of Proxy as soon as practicable.

5.   Please expand your filing to provide the information required by Item 407(f) of
        Regulation S-K. See Item 7(d) of Schedule 14A.

6.   Please expand your filing to provide the information required by Item 9(e)(1)-(4)
        of Schedule 14A.

7.   Please include a summary term sheet. This should begin on the first or second
        page of the disclosure document pursuant to Instruction 2 to Item 1001 of
        Regulation M-A.

Cover Page

8.   Please refer to your statement on page 3, "[t]his proxy statement is dated ____,
        2009 and is first being mailed to Inter-Atlantic stockholders on or about ____,
        2009." Please revise your filing so that this information appears on the first page
        of the proxy statement. See Item 1(b) of Schedule 14A.

Questions and Answers About the Acquisition

Q. If I have conversion rights, how do I exercise them?, page 4

9.   We note your statement that if a liquidation were to occur, the initial per share
        liquidation price would be $7.96 based on the trust account balance as of March
        31, 2009. Please update this disclosure to reflect the per share liquidation price
        based on the trust account balance as of the most recent practicable date.
        Similarly revise throughout your document.

Q. Are the warrant holders being asked to vote on any of the proposals?, page 5

10.   Please clarify here and throughout the filing that it is Inter-Atlantic's obligation
        and not Patriot's obligation to amend the terms of their outstanding warrant
        agreements in order to complete the proposed business transaction.

11.   As the amendment of the warrants requires the consent of a majority of the
        warrant holders, please clarify here and elsewhere in the filing, as applicable, the
        effect on the proposed business transaction if a majority of the warrant holders do
        not consent to the amendment and redemption of the warrant agreements.

Summary

Conditions to the Completion of the Acquisition, page 9

12.   Please revise the list of each party's obligations to clarify which conditions may
        be waived.

Selected Historical Consolidated Financial Information, page 11

13.   There is no financial information provided for December 31, 2003 here or
        elsewhere in the filing therefore please remove the references made to this
        financial information in the opening paragraph and footnote 1 to the financial
        information.

Risk Factors, page 19

14.   We note your sentence in the introductory paragraph on page 19, "[m]any factors,
        including the risks described below, could result in a significant or material
        adverse effect on your business." This language appears to imply that there are
        risk factors other than those described below. Please revise the language to
        clarify that all the material risks relating to the companies and the transaction
        have been disclosed.

"Patriot's geographic concentration ties its performance to business, economic and
regulatory conditions in Florida and certain other states," page 21

15.   Please include a separate standalone risk factor disclosing that in Florida and in
        other states in which you operate state regulators establish premium rates and may
        set rates below the rates necessary for you to maintain profitability.

"An inability to effectively manage the growth of its operations could make it . . .," page
30

16.   The last three paragraphs of this risk factor, beginning with the sentence reading
        "[t]he effects of emerging claim and coverage issues on Patriot's business are
        uncertain," appear to address a separate risk from the risk described in the risk
        factor heading. Please address this risk in a separate discussion following a
        caption that identifies the risk and potential consequences.

"Patriot's business is dependent on the efforts of its senior management and other . . .," page 32

17.   Please expand this risk factor to identify the key executive officers and employees on which Patriot relies.

The Acquisition Proposal, page 46

18.   We note that on page 37 of your filing, you disclose that the Inter-Atlantic board of directors determined that Patriot's fair market value exceeded 80% of Inter-Atlantic's net assets and that the consideration to be issued in the acquisition is fair to the Inter-Atlantic stockholders. Please expand your disclosure of "The Acquisition Proposal" section to discuss the board's valuation. This discussion should include a detailed analysis of the board's analyses and conclusions. If the Board relied on a financial advisor, please identify the advisor and present their analyses.

Background of the Acquisition, page 46

19.   We note your statement that at the meeting taking place in January 2008, Mr. Lerner explained that Inter-Atlantic was seeking to complete a business transaction, and outlined its criteria for a potential target company. Please expand your disclosure to identify these criteria.

20.   We note your statement that on January 5, 2009, Mr. Solash sent an email to Mr. Lerner with specific information about Patriot. Please describe the specific information about Patriot sent in that email.

21.   Please disclose any compensation that Mr. Solash received from Inter-Atlantic for identifying Patriot as a viable candidate for a business combination.

22.   We note your disclosure that Mr. Solash identified the prospective target company as Patriot soon after January 5, 2009. Your next disclosure refers to the agreements entered into by Patriot and Inter-Atlantic on February 25, 2009. Please provide detailed information regarding the events that took place between January 5, 2009 and February 25, 2009. For example, please disclose whether any board meetings took place, describe in detail the nature and substance of the deliberations conducted by the board at their meetings, and state the conclusions reached at those meetings. The disclosure should provide stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions. You should also briefly disclose any actions that the meeting participants agreed to undertake, either through resolutions or through informal agreement. Additionally, the parties attending each meeting should be identified.

23.   Please disclose the identities of all Patriot's and Inter-Atlantic's representative who participated in each meeting. Please note that this includes legal, financial and management representatives.

The Charter Amendment Proposal, page 55

24.   We note that you intend to issue 6.9 million shares of common stock in the transaction and that you may be required to issue up to an additional 5 million shares based on the future trading price of your shares. If you intend to solicit approval for more authorized shares than are necessary for the potential issuance of the 5 million shares, please revise to clarify any plans you have to issue these shares. If you currently do not have any plans or commitments to issue these shares, please revise your document to specifically state that you do not have any plans to commitments to issue these shares.

Inter-Atlantic's Reasons for the Amendment and Restatement, page 55

25.   Please expand this subsection to state the reasons for the following proposed amendments to the Certificate of Incorporation:

- Increasing the authorized common stock;
- Requiring the affirmative vote of 66 2/3% of all stockholders entitled to vote to amend the certificate of incorporation or adopt a bylaw inconsistent with the certificate of incorporation; and
- Electing to be governed by Section 203 of the Delaware General Corporation Law.

Please refer to Item 19 of Schedule 14A.

The Director Proposal, page 57

26.   We note your statements on pages 57 and 58 that you may introduce substitute director nominees. Further, we note that if any of the nominees should be unable to serve as director, the shares represented by your proxy card will be voted for the substitute nominees. Please note that we consider the existence of substitute nominees to be material to a security holder's voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other, unnamed nominees to be designated by you at a later date. Please refer to Rule 14a-4(d)(1) and Item 7 of Schedule 14A.

Director Proposal B, page 58

27.   You state on page 58 that you are proposing two individuals be elected as Class I
        directors in the event that the acquisition is not approved. However, the Cover
        Page of your preliminary proxy reads that you are proposing two individuals be
        elected as Class A directors in the event that the acquisition is not approved.
        Please revise your filing to correct any inconsistency. In addition, please explain
        what you mean by "Class I." It appears from your disclosure that should the
        acquisition not be approved, Inter-Atlantic will not have a staggered board, and
        Class A and Class B shareholders have equal voting rights.

Information About Nominees, page 58

28.   Please revise the biographical information of Mr. Daras so that it complies with
        Item 401(e) of Regulation S-K. Refer to Item 7(b) of Schedule 14A. Please
        revise Mr. Daras's biography so that it describes his business experience for the
        past five years, without gaps, and disclose the dates of experience by month and
        year, as necessary.

Audit Committee, page 59

29.   We note your statement on page 59 that "[d]uring the fiscal year ended December
        31, 2008, Inter-Atlantic's board of directors acted through meetings and through
        unanimous written consent ____ times." As the end of the fiscal year as passed,
        please expand your disclosure to add the omitted information. Please refer to
        Item 7(d) of Schedule 14A and Item 407(b)(1) of Regulation S-K.

30.   Please state whether or not your audit and compensation committees have
        charters. Please refer to Item 7(d) of Schedule 14A, and Items 407(d)(1) and
        407(e)(2) of Regulation S-K.

31.   Please provide the information required by Item 407(d)(3) of Regulation S-K.
        Please refer to Item 7(d) of Schedule 14A.

Code of Conduct and Ethics, page 60

32.   We note your disclosure on page 60 that you have adopted a code of conduct and
        ethics. Please expand your disclosure to provide the information required in Item
        406(c) of Regulation S-K.

Executive Compensation, page 60

Benchmarking of Cash and Equity Compensation, page 61

33.   It appears that you plan to benchmark executive compensation against
        compensation paid by other insurance companies. To the extent known, please
        revise your disclosure to identify the "similarly situated publicly held companies
        in the insurance industry."

Compensation Components, page 61

34.   To the extent known, please describe the other perquisites that Inter-Atlantic may
        extend to its executive officers and that are not available to other employees
        generally.

Information about Patriot Business, page 81

Reinsurance, page 105

35.   We note that Patriot entered into a new quota share agreement on January 1, 2009.
        Pursuant to this agreement, Patriot will cede 68% of all net retained liabilities
        arising from all traditional business premiums written in Florida, Georgia and
        New Jersey. Please identify the reinsurance provider and describe the material
        terms of the agreement. Additionally, tell us whether you plan to file this
        agreement and your excess of loss agreement with National Indemnity Company
        if the acquisition is approved. Please tell us when you plan to file them or
        alternatively provide us with an analysis supporting your determination that you
        are not substantially dependent on these agreements.

Executive Compensation

Compensation Components, page 134

36.   Please refer to your disclosure on page 134 relating to base salary and
        discretionary annual bonuses. Your discussion does not provide a sufficient
        analysis. Please revise the discussion to provide the Patriot Board's analysis in
        determining the amount of cash bonuses. To the extent the Board identified any
        corporate and/or individual goals, targets, or thresholds these items should be
        identified and described. The discussion should clarify which goals, if any, were
        met and how this information was used to determine awards to each named
        executive officer.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 144

Insurance Operations, page 147

37.   We note your statement on page 148 that Swiss Reisurance America Corporation
        is rated AA++ by A.M. Best. Please revise this disclosure to reflect the recent
        downgrade. To the extent this presents a risk, please include a separate risk factor
        discussion.

Investment Portfolio, page 185

38.   You disclose that you use brokers or pricing services to assist you in determining
        fair values. Consider explaining the extent to which, and how, the information is
        obtained and used in developing the fair value measurements in the consolidated
        financial statements. The nature and form of this information may vary depending
        on the facts and circumstances, but may include the following:

    •   The nature and amount of assets you valued using broker quotes or prices you
        obtained from pricing services, along with the classification in the fair value
        hierarchy;

    •   The number of quotes or prices you generally obtained per instrument, and if you
        obtained multiple quotes or prices, how you determined the ultimate value you
        used in your financial statements;

    •   Whether, and if so, how much and why you and/or your asset class specialists for
        your portfolio manager adjusted quotes or prices you obtained from brokers or
        values obtained by other methodologies;

    •   Whether the broker quotes are binding or non-binding; and

    •   The procedures you performed to validate the prices you obtained to ensure the
        fair value determination is consistent with SFAS 157, Fair Value Measurements,
        and to ensure that you properly classified your assets and liabilities in the fair
        value hierarchy.

39.   Please revise your disclosures, to include a discussion of the amounts of securities
        in your investment portfolio that are guaranteed by third parties along with the
        credit rating with and without the guarantee. Also disclose any significant
        concentration in a guarantor, both direct exposure (i.e. investments in a guarantor)
        and indirect exposure (i.e. investments guaranteed by a guarantor). Please avoid
        references to weighted average ratings since they are not particularly useful.

Quantitative and Qualitative Disclosures About Market Risk, page 187

40.   Please expand the discussion of your exposure to credit risk and equity price risk
       to include the information specified in one of the three disclosure alternatives set
       forth in Item 305(a)(1) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Statements, page 197

41.   Please provide us an analysis of how you determined that the accounting acquirer
       is Patriot Risk. We note that the former shareholders of Inter-Atlantic Financial
       will have a controlling interest in the company after the merger. Refer to
       paragraphs 8 and 9 of SFAS 141R in your analysis.

Beneficial Ownership of Securities

42.   Please expand your disclosure to include the identities of those individuals with
       sole voting and/or dispositive power with respect to the shares beneficially owned
       by Polar Securities Inc. and affiliates, and QVT Financial L.P. and affiliates.

Patriot Risk Management, Inc. Financial Statements

2. Debt Securities, page F-11

43.   With regards to your asset-backed and mortgage-backed securities and your
       corporate securities that have been in a gross unrealized loss position for 12
       months or more at March 31, 2009, please enhance your disclosure to better
       explain why these securities are not other than temporarily impaired. We noted
       your disclosure on page 178 that "Patriot anticipates that all of its debt securities
       would be available to be sold in response to changes in interest rates or changes in
       the availability of and yields on alternative investments." Describe the key
       assumptions made and factors considered in reaching the conclusion that the
       decline is not other-than-temporary.

2. Investments

Equity Securities, page F-11

44.   With regards to your equity securities in an unrealized loss position for 12 months
       or longer, please describe the key assumptions made and factors considered in
       reaching the conclusion that the decline is not other-than-temporary.

4. Notes Payable and Subordinated Debentures, page F-14

45.   With respect to the $1.5 million loan from your Chairman, President and CEO, please clarify the last sentence in that paragraph with regards to the guarantee provided by your Chairman, President and CEO. Also, please explain why you are paying the Chairman, President and CEO a 4% guarantee fee as disclosed in Note 18 on page F-52 in connection with the loan made to him.

Premiums Receivable, F-27

46.   You state on page 25 and in Note 6 on page F-39 that your largest customer has not paid its premium receivable balance of $8.3 million. To the extent that you have not provided an allowance for this receivable, please explain the basis for your accounting treatment. If you believe you have a right of offset pursuant to FIN 39, please explain why you believe the right of offset is appropriate.

Revenue Recognition, page F-28

47.   You state here and on page F-8 that you report the ceding commission as a reduction of underwriting expenses in your financial statements. Please clarify in the filing your GAAP basis for your accounting treatment.

11. Common and Preferred Stock, page F-46

48.   Please tell us if Patriot executed the 1.211846 to 1 stock split of their outstanding common stock and Series B common stock in the form of a dividend and a dividend of warrants to purchase 700,000 shares of common stock declared by the Board of Directors on September 30, 2008.

12. Share-Based Compensation, page F-46

49.   Please tell us if the grant of 10 year options to purchase an aggregate 1,238,000 shares of common stock to executive officers and certain other employees of the company and the grant of 10-year options to purchase an aggregate of 57,000 shares of common stock to the non-employee directors was actually issued as approved by the compensation committee on September 30, 2008.

19. Business Combination, page F-52

50.   Please tell us if Patriot consummated the stock purchase agreement entered into on March 4, 2008 to acquire Madison Insurance Company for $9.5 million and, if not, the status of that business transaction. If so, please tell us why no disclosure is appropriate.

Closing Comments

As appropriate, please amend the Schedule 14A and respond to these comments. Detailed letters greatly facilitate our review. Please furnish a letter that keys your response to our comments. In addition, please also note the location of any material changes made in the proxy statement for reasons other than in response to specific staff comments. Electronically file the letter that responds to each staff comment and notes the location in the text of the revised proxy materials of the corresponding revisions. Identify the electronic letter response with a correspondence header tag. Revised proxy materials should be marked to indicate any changes. Note also the requirements of Rule 310 of Regulation S-T. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions with respect to the foregoing comments and your proxy materials to Rose Zukin at (202) 551-3239 or, in her absence, to Suzanne Hayes, Branch Chief, at (202) 551-3675. Do not hesitate to contact me at (202) 551-3715.

Sincerely,

Jeff Riedler
Assistant Director

cc: William N. Haddad
        DLA Piper LLP (US)
        1251 Avenue of the Americas, 27th Floor
        New York, NY 10020-1104